EXHIBIT 99.5

THE DESCARTES SYSTEMS GROUP INC.

Annual and Special Meeting of Shareholders (the “Meeting”) of
The Descartes Systems Group Inc. (the “Corporation”)
Held on May 31, 2012

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

General
The total number of common shares of the Corporation represented in person and by proxy at the Meeting was 53,376,228, which represented 85.40% of the 62,503,527 common shares of the Corporation that were outstanding on May 1, 2012.

1.	Election of Directors

By ballot, the following seven individuals were elected as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed:

David Anderson
David Beatson
Eric Demirian
Christopher Hewat
Arthur Mesher
John Walker
Dr. Stephen Watt

The ballot results provided by the scrutineers at the Meeting were as follows:

Director Nominee	Number of Votes FOR	Number of Votes WITHHELD	Percentage of Total Votes FOR
David Anderson	50,453,613	1,883,154	96.40%
David Beatson	34,831,427	17,505,340	66.55%
Eric Demirian	52,316,174	20,593	99.96%
Christopher Hewat	39,060,146	13,276,621	74.63%
Arthur Mesher	51,446,831	889,936	98.30%
John Walker	52,315,321	21,466	99.96%
Dr. Stephen Watt	43,659,665	8,677,102	83.42%

2.	Performance and Restricted Share Unit Plan

By a ballot, it was resolved that the Performance and Restricted Share Unit Plan, which provides that a maximum of 1,087,500 common shares of the Corporation will be reserved for issuance for the benefit of officers and employees of the Corporation and its affiliates, as disclosed in the Management Information Circular dated May 1, 2012 and approved by the Corporation’s board of directors, be approved with effect from April 30, 2012.

The ballot results provided by the scrutineers at the Meeting in respect of the 52,336,767 common shares of the Corporation voted was as follows:

Number of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes FOR
43,538,252	8,798,515	83.19%

3.	Re-Appointment of Auditors

By a show of hands, Deloitte & Touche LLP, Independent Registered Chartered Accountants, were re-appointed as the auditors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed, and the Corporation’s board of directors was authorized to fix the remuneration of the auditors.

The report on proxies provided by the scrutineers at the Meeting in respect of the 53,323,141 common shares of the Corporation represented by proxy was as follows:

Number of Votes FOR	Number of Votes WITHHELD	Percentage of Total Votes FOR
43,534,987	48,82	99.91%

DATED at Waterloo, Ontario this 5th day of June, 2012.

THE DESCARTES SYSTEMS GROUP INC.

By:
Name: J. Scott Pagan
Title: Corporate Secretary